CALCULATION OF REGISTRATION FEE

Title of each class of securities offered	Maximum aggregate offering price(1)	Amount of registration fee(2)
Medium-Term Notes, Series H, 2.250% Notes, Due November 15, 2022	$398,732,000	$49,642.14

(1)	Excludes accrued interest, if any.
(2)	The registration fee of $49,642.14 is calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.

Pricing Supplement No. 1 dated October 30, 2017 (To Prospectus dated October 27, 2017 and Prospectus Supplement dated October 27, 2017)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-221172

Colgate-Palmolive Company

Medium-Term Notes - Fixed Rate

Series H

We are hereby offering to sell Notes having the terms specified below to you with the assistance of the agents listed below, each acting as principal (collectively, the “Agents”) for whom Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and Morgan Stanley & Co. LLC are acting as joint book-running managers, at a fixed initial public offering price of 99.683% of the principal amount.

Principal Amount: $400,000,000 Issue Price: 99.683% Interest Rate: 2.250% Stated Maturity Date: November 15, 2022 CUSIP Number: 19416QEL0 ISIN: US19416QEL05

Trade Date: October 30, 2017

Original Issue Date: November 2, 2017, which is three business days after the date of this pricing supplement (referred to as “T+3”). Accordingly, purchasers wishing to trade Notes on the date hereof will be required, because the initial Notes offering will not settle in T+2, to specify an alternative settlement arrangement to prevent a failed settlement.

Net Proceeds to Colgate (before expenses): $397,332,000

Agents’ Discount or Commission: $1,400,000

Interest Payment Dates: May 15 and November 15 of each year, commencing on May 15, 2018

Redemption:	The Notes may be redeemed at the option of Colgate prior to the stated maturity date. See “Other Provisions – Optional Redemption” below.

Optional Repayment:	N/A

Currency:
Specified Currency: US Dollars
Minimum Denomination: $1,000

Original Issue Discount: No
Total amount of OID:
Yield to Maturity:
Initial Accrual Period:

Form: [ X ] Book-entry [    ]      Certificated

[ X ] Other Provisions:

Optional Redemption:

The Notes may be redeemed at our option, at any time in whole or from time to time in part. The redemption price for the Notes to be redeemed on any redemption date will be equal to the greater of the following amounts:

•	100% of the principal amount of the Notes being redeemed on the redemption date; or

•	the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed on that redemption date (not including any portion of any payments of interest accrued to the redemption date) discounted to the redemption date on a semiannual basis at the Treasury Rate (as defined below), as determined by the Independent Investment Banker (as defined below), plus 5 basis points;

plus, in each case, accrued and unpaid interest on the Notes to, but not including, the redemption date.

Notwithstanding the foregoing, installments of interest on the Notes that are due and payable on interest payment dates falling on or prior to a redemption date will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date according to the Notes and the indenture. The redemption price will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

We will mail notice of any redemption at least 30 days but not more than 60 days before the redemption date to each registered holder of the Notes to be redeemed. Once notice of redemption is transmitted, the Notes called for redemption will become due and payable on the redemption date and at the applicable redemption price, plus accrued and unpaid interest to, but not including, the redemption date.

“Treasury Rate” means, with respect to any applicable redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

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“Comparable Treasury Price” means, with respect to any applicable redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Independent Investment Banker obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations, or (C) if only one Reference Treasury Dealer Quotation is received, such Quotation.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

“Reference Treasury Dealer” means each of Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and Morgan Stanley & Co. LLC (or their respective affiliates which are Primary Treasury Dealers), and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any applicable redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third business day preceding such redemption date.

On and after the redemption date, interest will cease to accrue on the Notes or any portion of the Notes called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before the redemption date, we will deposit with a paying agent or the trustee money sufficient to pay the redemption price of and accrued interest on the Notes to be redeemed on that date. If less than all of the securities of any series are to be redeemed, the securities to be redeemed shall be selected in accordance with the procedures of The Depository Trust Company. The Notes will not be entitled to the benefit of any mandatory redemption or sinking fund.

Use of Proceeds:

The net proceeds from the sale of the Notes will be used by Colgate for general corporate purposes, which include the retirement of commercial paper. As of October 26, 2017, Colgate’s outstanding commercial paper had a weighted average interest rate of 0.46% with maturities ranging from one day to 34 days.

Supplemental Plan of Distribution:

The Agents have agreed, severally and not jointly, to purchase from us, and we have agreed to sell to the Agents, the principal amount of Notes set forth opposite their respective names below.

Agents	Principal Amount of Notes
Citigroup Global Markets Inc.	$70,000,000
HSBC Securities (USA) Inc.	70,000,000
Morgan Stanley & Co. LLC	70,000,000
BNP Paribas Securities Corp.	70,000,000
ANZ Securities, Inc.	9,750,000
Barclays Capital Inc.	9,750,000
BBVA Securities Inc.	9,750,000
BNY Mellon Capital Markets, LLC	9,750,000
Goldman Sachs & Co. LLC	9,750,000
ICBC Standard Bank Plc	9,750,000
J.P. Morgan Securities LLC	9,750,000
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Merrill Lynch, Pierce, Fenner & Smith Incorporated	9,750,000
Mizuho Securities USA LLC	9,750,000
Santander Investment Securities Inc.	9,750,000
U.S. Bancorp Investments, Inc.	9,750,000
Wells Fargo Securities, LLC	9,750,000
The Williams Capital Group, L.P.	3,000,000
Total	$400,000,000

The Bank of New York Mellon (formerly known as The Bank of New York), the trustee under the indenture governing the Notes, is an affiliate of BNY Mellon Capital Markets, LLC, one of the Agents.

ICBC Standard Bank Plc is restricted in its U.S. securities dealings under the United States Bank Holding Company Act and may not underwrite, subscribe, agree to purchase or procure purchasers to purchase Notes that are offered or sold in the United States. Accordingly, ICBC Standard Bank Plc shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase Notes that may be offered or sold by other Agents in the United States. ICBC Standard Bank Plc shall offer and sell the Notes constituting its allotment solely outside the United States.

Selling Restrictions:

Canada

The Notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this pricing supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the Agents are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) no offer of Notes may be made to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or
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•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Notes shall require us or any Agent to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospective Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

United Kingdom

Each Agent:

•	has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Switzerland

The Notes are not offered, sold or advertised, directly or indirectly, in, into or from Switzerland on the basis of a public offering and will not be listed on the SIX Swiss Exchange or any other offering or regulated trading facility in Switzerland. Accordingly, neither this pricing supplement nor the related prospectus supplement and accompanying prospectus or other marketing material constitute a prospectus as defined in article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus as defined in article 32 of the Listing Rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland. Any resales of the Notes by the Agents thereof may only be undertaken on a private basis to selected individual investors in compliance with Swiss law. This pricing supplement and the accompanying prospectus supplement and prospectus may not be copied, reproduced, distributed or passed on to others or otherwise made available in Switzerland without our prior written consent. By accepting this pricing supplement and the accompanying prospectus supplement and prospectus or by subscribing to the Notes, investors are deemed to have acknowledged and agreed to abide by these restrictions. Investors are advised to consult with their financial, legal or tax advisers before investing in the Notes.

China

The Notes have not been, and shall not be, offered, sold or re-sold, directly or indirectly, to investors other than “professional institutional investors” as defined under Paragraph 2, Article 4 of the Financial Consumer Protection Act of the Republic of China (“ROC”), which currently include: overseas

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or domestic (i) banks, securities firms, futures firms and insurance companies (excluding insurance agencies, insurance brokers and insurance surveyors), the foregoing as further defined in more detail in Paragraph 3 of Article 2 of the Organization Act of the Financial Supervisory Commission of the ROC, (ii) fund management companies, government investment institutions, government funds, pension funds, mutual funds, unit trusts, and funds managed by financial service enterprises pursuant to the ROC Securities Investment Trust and Consulting Act, the ROC Future Trading Act or the ROC Trust Enterprise Act or investment assets mandated and delivered by or transferred for trust by financial consumers, and (iii) other institutions recognized by the Financial Supervisory Commission of the ROC. Purchasers of the Notes are not permitted to sell or otherwise dispose of the Notes except by transfer to a professional institutional investor.

Hong Kong

The Notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

The contents of this pricing supplement and the accompanying prospectus supplement and prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offering of the Notes. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Law No. 25 of 1948, as amended, the “FIEL”) and each Agent has agreed that it will not offer or sell any of the Notes, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the account or benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Korea

The Notes have not been and will not be registered under the Financial Investment Services and Capital Markets Act of Korea and none of the Notes may be offered or sold, directly or indirectly, in Korea or to any resident of Korea, or to any persons for reoffering or resale, directly or indirectly, in Korea or to, or for the account or benefit of, any resident of Korea (as such term is defined in the Foreign Exchange Transaction Law of Korea and rules and regulations promulgated thereunder), except as otherwise permitted under applicable laws and regulations.

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Singapore

This pricing supplement and the accompanying prospectus supplement and prospectus have not been registered as a prospectus under the Securities and Futures Act, Chapter 289 of Singapore (“SFA”) by the Monetary Authority of Singapore, and the offer of the Notes in Singapore is made primarily pursuant to the exemptions under Sections 274 and 275 of the SFA. Accordingly, this pricing supplement and the accompanying prospectus supplement and prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor as defined in Section 4A of the SFA (an “Institutional Investor”) pursuant to Section 274 of the SFA, (ii) to an accredited investor as defined in Section 4A of the SFA (an “Accredited Investor”) or other relevant person as defined in Section 275(2) of the SFA (a “Relevant Person”) and pursuant to Section 275(1) of the SFA, or to any person pursuant to an offer referred to in Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with, the conditions of any other applicable exemption or provision of the SFA.

It is a condition of the offer that where the Notes are subscribed for or acquired pursuant to an offer made in reliance on Section 275 of the SFA by a Relevant Person which is:

(a)	a corporation (which is not an Accredited Investor), the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an Accredited Investor; or

(b)	a trust (where the trustee is not an Accredited Investor), the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an Accredited Investor,

the shares, debentures and units of shares and debentures of that corporation, and the beneficiaries’ rights and interests (howsoever described) in that trust, shall not be transferred within six months after that corporation or that trust has subscribed for or acquired the Notes except:

(1) to an Institutional Investor, or an Accredited Investor or other Relevant Person, or which arises from an offer referred to in Section 275(1A) of the SFA (in the case of that corporation) or Section 276(4)(i)(B) of the SFA (in the case of that trust);

(2) where no consideration is or will be given for the transfer;

(3) where the transfer is by operation of law;

(4) as specified in Section 276(7) of the SFA; or

(5) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Taiwan

The Notes have not been and will not be registered with the Financial Supervisory Commission of Taiwan, the Republic of China (“Taiwan”), pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in any manner which would constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or would otherwise require

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registration with or the approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the Notes in Taiwan.

Legal Matters:

Sidley Austin LLP, New York, New York has acted as counsel for Colgate. Mayer Brown LLP, Chicago, Illinois has acted as counsel for the Agents. In the opinion of Sidley Austin LLP, as counsel to Colgate, when the Notes offered by this pricing supplement have been executed and issued by Colgate and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Notes will be valid and binding obligations of Colgate, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated October 27, 2017, which has been filed as Exhibit 5.1 to Colgate’s registration statement on Form S-3 filed with the Securities and Exchange Commission on October 27, 2017.

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